March 9, 2005


Mail Stop 0409

Gabriel Blasi, Chief Financial Officer
IRSA Inversiones y Representaciones S.A.
Edificio Intercontinental Plaza
Bolivar 108, Piso 22
(C1066AAB) Buenos Aires, Argentina

Re:	IRSA Inversiones y Representaciones S.A,
	Form 20-F for the year ended June 30, 2004
	Form 6-K filed February 24, 2005
      File No. 1-13542

Dear Mr. Blasi:

      We have reviewed your above referenced filings and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.

      Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8.  Financial Information

Legal or Arbitration Proceedings, page 145

1. Clarify to us and in future filings whether a loss related to any of these matters is considered to be probable or reasonably possible and provide the related disclosures required by SFAS 5. If the loss is considered to be reasonably possible, provide the disclosures required by paragraph 10 of SFAS 5. Such additional disclosures may be included in this section or in Note 20 to the financial statements, which includes any additional disclosures required by US
GAAP.

2. The last paragraph in this section, page 147 discusses other litigation and indicates that "the litigation" is not likely to have a significant effect on the financial statements. This does not correlate to the classifications of likelihood under paragraph 3 of
SFAS 5. Please advise us supplementally of how you analyzed the litigation in accordance with SFAS 5 and revise the disclosure in future filings.

Item 7.  Major Shareholders and Related Party Transactions

B. Related Party Transactions

IRSA Management ownership plan, page 142

3. The disclosure under this heading relates to agreements dated October 30, 1997 and references expanded disclosure under the caption
"Compensation". Under the caption "Compensation" there is disclosure of agreements dated October 30, 1997 (page 138). However, these agreements do not appear to relate to a management ownership plan. Clarify to us and in future filings whether the Master Executive Employment Agreements and the management ownership plan are one-in-the-same and whether such agreements are the same as the Noncontributory Management Stock Ownership Plan discussed in Note 5e to the financial statements (page F-30).

Repurchase Agreement with APSA, page 142

4. Supplementally clarify to us the terms of the loans to APSA and the senior notes issued by APSA. Specifically address such terms as the maturity dates, whether interest is stated or imputed, and whether payments are due periodically or only upon maturity.

5. Supplementally clarify to us what is meant by "the agreement is likely to be renewed upon expiration". For example, does this pertain to the original agreement or to the repurchase on January
7,
2005?  Also, when is the expiration?







Form 6-K filed on February 24, 2005

Provision for Unexpired Claims Against Llao Llao Holding S.A.,
page
33

6. Clarify to us and in future filings how you have assessed this matter in accordance with the terms of SFAS 5. For example, clarify whether the increased provision is considered "probable" under SFAS 5 and whether the amount of the provision represents management`s best estimate of the liability or the low end of a potential range. Refer to FIN 14.

7. Supplementally explain to us why disclosure of this matter was not included in the disclosures under the heading "Legal or Arbitration
Proceedings" in your Form 20-F for the year ended June 30, 2004.
In
addition, tell us when the matter was resolved and how you have considered paragraph 11 of SFAS 5.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Bill Demarest, Staff Accountant, at (202)
9824-
5539 or the undersigned at (202) 824-5222 if you have questions.



						Sincerely,



Steven Jacobs
Senior Staff Accountant

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